Exhibit 99.4

NOTICE OF EXTRAORDINARY GENERAL MEETING

Hesai Group

禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the circular of Hesai Group (the “Company”) dated July 31, 2026 (the “Circular”).

NOTICE IS HEREBY GIVEN that the EGM of the Company will be held at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on Friday, August 28, 2026 at 1:30 p.m. (Beijing time) for the following purposes:

ORDINARY RESOLUTION

1.	“THAT the Revised Supply of Products Framework Agreement with Sharpa, the Revised Annual Cap (as defined in the Circular) and the transactions contemplated thereunder be and are hereby generally and unconditionally approved, confirmed and ratified; and THAT any one or more of the director(s) of the Company be and is/are hereby authorised to sign, execute and deliver all such agreements, instruments, documents, including under seal where applicable, and do all such acts, matters and things as he/she/they may consider necessary, desirable or expedient in connection with the implementation of or giving effect to the Revised Supply of Products Framework Agreement, the Revised Annual Cap and the transactions contemplated thereunder.”

The passing of the above resolution requires approval by a simple majority of the votes cast by the Independent Shareholders present and voting in person or by proxy at the EGM. The quorum of the EGM shall be one or more members holding in aggregate not less than 10 per cent (10%) of all votes attaching to all issued Shares, present in person or by proxy and entitled to vote at the EGM.

FORMS OF PROXY AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class B Ordinary Shares represented by the ADSs. Please refer to the form of proxy (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at investor.hesaitech.com.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying form of proxy to us (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the form of proxy by no later than 48 hours before the time appointed for the EGM, on Wednesday, August 26, 2026 at 1:30 p.m. (Hong Kong time) at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the EGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on Tuesday, August 18, 2026 to enable the votes attaching to the Class B Ordinary Shares represented by your ADSs to be cast at the EGM.

By Order of the Board
Hesai Group Dr. Yifan Li
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, July 31, 2026

As of the date of this notice, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.